SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $ 0.0001

(Title of Class of Securities)

88338K103

(CUSIP Number)

JONATHAN SEGAL

411 West 14th Street, 2nd Floor

New York, NY 10014

(646) 624-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

______________________________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Modern hotels (holdings), ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 156,952
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 156,952
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.59%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS JONATHAN SEGAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,169,348 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,169,348 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,169,348 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.13%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 386,166 shares held indirectly through the Jonathan Segal 2012 Family Trust and 156,952 shares held indirectly by Modern Hotels (Holdings) Ltd.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on October 25, 2013. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is being filed on behalf of (i) Modern Hotels (Holdings), Ltd., an Isle of Jersey limited liability company (“Modern Hotels”) and (ii) Jonathan Segal (“Segal”). Segal resigned as a managing director of RCI II, Ltd. on June 23, 2015, and accordingly, such shares owned by RCI II, Ltd. and previously shown as beneficially owned by Segal are no longer reflected in Segal’s beneficial ownership. Each of Segal and Modern Hotels is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is party to that certain Joint Filing Agreement as filed with the initial Schedule 13D filing. Accordingly, the Reporting Persons are hereby filing an amendment to that joint Schedule 13D.

(b) The principal business address of Modern Hotels is Roseville Street, St. Helier, Jersey, JE1 4HE, United Kingdom. The principal business address of Mr. Segal is 411 West 14th Street, 2nd Floor, New York, NY 10014.

(c)  Modern Hotels is a Hotel operating and investment company. The principal occupation of Jonathan Segal is acting as Chief Executive Officer of the Issuer.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jonathan Segal is a citizen of the United Kingdom and the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Jonathan Segal used his personal funds to purchase 333,561 of the Issuer Shares in connection with the Issuer’s rights offering upon the exercise of non-transferable subscription rights at a subscription price of $2.75 per share (the “Subscription Rights”), issued to all holders of the Issuer’s common stock as of January 15, 2016 (the “Rights Offering”). The total aggregate purchase price paid by Mr. Segal was $917,292.75.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 9, 2016, Mr. Segal exercised Subscription Rights to purchase 333,561 shares of the Issuer’s Common Stock pursuant to the Rights Offering.

The acquisition of the Shares was undertaken by Mr. Segal for investment purposes. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. Mr. Segal will influence the affairs of the Issuer in his capacity as its Chief Executive Officer and a member of its board of directors. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) -5(c) are hereby amended and restated to read as follows:

(a)-(b) As of February 9, 2016, there were 26,427,060 Issuer Shares outstanding.

As of the date hereof, Modern Hotels directly beneficially owns 156,952 Issuer Shares, constituting approximately 0.59% of the Issuer Shares outstanding. As the managing person of Modern Hotels, Mr. Segal may be deemed to be the beneficial owner of the 156,952 Issuer Shares owned directly by Modern Hotels.

As of the date hereof, Jonathan Segal directly beneficially owns 6,626,230 Issuer Shares and indirectly may be deemed to beneficially own the 386,166 Issuer Shares held by the Jonathan Segal 2012 Family Trust and the 156,952 Issuer Shares held by Modern Hotels, for an aggregate of 7,169,348 Issuer Shares constituting approximately 27.13% of the Issuer Shares.

(c) Other than as reported herein and the following, the Reporting Persons have not engaged in any transactions in securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2016

MODERN HOTELS (HOLDINGS), LTD.

By:	/S/ JONATHAN SEGAL
	Name:	Jonathan Segal
	Title:	Managing Person

/S/ JONATHAN SEGAL
JONATHAN SEGAL